

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 5, 2009

Mr. Phillip Hamilton
Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA 93610

RE: **Form 8-K Item 4.01 and 4.02 filed September 16, 2008**
        Form 8-K/A Item 4.01 and 4.02 filed September 17, 2008
        Form 8-K/A Item 4.01 filed September 17, 2008
        Form 8-K/A Item 4.01 and 4.02 filed September 30, 2008
        Form 8-K/A Item 4.01 and 4.02 filed December 3, 2008
        Form 8-K/A Item 4.01 filed December 31, 2008
        File #333-83231

Dear Mr. Hamilton:

        We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

        If you have any further questions regarding our review of your filings, please
direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant